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FILE NO. 82-4837

03007609

March 5, 2003

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1. December 13, 2002 Notice of Purchase of Own Shares on the Market
2. January 6, 2003 Notice of Purchase of Own Shares on the Market
3. January 20, 2003 Notice of Purchase of Own Shares on the Market

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

December 13, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase of Own Shares on the Market

(Purchase by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

In accordance with the resolution adopted at the Ordinary General Meeting of Shareholders of the Company held on June 25, 2002 that its own shares be acquired, the Board of Directors of the Company at its meeting held on December 13, 2002 adopted a resolution to purchase its own shares. Hence, notice is hereby given as described below:

Description

1.	Purchase period:	No later than January 31, 2003
2.	Total number of shares to be purchased:	Not exceeding 700,000 shares
3.	Aggregate purchase prices:	Not exceeding ¥4,500,000,000

4.	Method of purchase:	Purchase on the market established by the Tokyo Stock Exchange by executing a trust agreement
5.	Reason for purchase:	To implement its capital policy with agility

- END -

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

January 6, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase of Own Shares on the Market
(Purchase by the Company of its own shares pursuant
to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares in accordance with Article 210 of the Commercial Code of Japan, as described below:

Description

1. Purchase period: December 17, 2002 through December 30, 2002
2. Number of shares purchased: 293,450 shares
3. Aggregate purchase prices: ¥1,141,081,500
4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002:

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	Not exceeding 12,000,000 shares
(3)	Aggregate purchase prices:	Not exceeding ¥80,000,000,000

2. Accumulated number of its own shares purchased by the Company on or after the date on which the Resolution was adopted at the Ordinary General Meeting of Shareholders (June 25, 2002):

(1)	Total number of shares purchased:	293,450 shares
(2)	Aggregate purchase prices:	¥1,141,081,500

- END -

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

January 20, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase of Own Shares on the Market
(Purchase by the Company of its own shares pursuant
to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares in accordance with Article 210 of the Commercial Code of Japan, as described below:

Description

1. Purchase period: January 6, 2003 through January 20, 2003
2. Number of shares purchased: 406,550 shares
3. Aggregate purchase prices: ¥1,713,876,000
4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002:

(1) Class of shares to be purchased: Shares of common stock of the Company

(2) Total number of shares to be purchased: Not exceeding 12,000,000 shares

(3) Aggregate purchase prices: Not exceeding ¥80,000,000,000

2. Accumulated number of its own shares purchased by the Company on or after the date on which the resolution was adopted at the Ordinary General Meeting of Shareholders (June 25, 2002):

(1) Total number of shares purchased: 700,000 shares

(2) Aggregate purchase prices: ¥2,854,957,500

- END -